UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 31, 2015, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published an immediate report in Hebrew with the Israel Securities Authority, the Tel Aviv Stock Exchange (the “TASE”), and the Israeli Registrar of Companies, regarding changing the Company’s reporting regime to report in Israel in accordance with American securities laws, which is summarized below:

In accordance with Section 35XXXIII of the Israel Securities Law 1968 (the "Law"), and pursuant to the prior approvals of the securities holders of the Company to change to reporting in accordance with the U.S. securities laws and regulations, and in accordance with the exemption from reporting under Chapter F of the Law which was received today by the Company from the Israel Securities Authority pursuant to Section 35XXXII(1A) of the Law, the Company announced that as of December 31, 2015 it shall commence reporting to the Israel Securities Authority and the TASE in accordance with the provisions of Chapter E’3 of the Law and the regulations promulgated thereunder (i.e., in accordance with US securities laws and regulations).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: December 31, 2015	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary